                              EMPIRE RESORTS, INC.
                     701 N. GREEN VALLEY PARKWAY, SUITE 200
                               HENDERSON, NV 89074

June 8, 2006

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561
Attention: David R. Humphrey, Branch Chief

Re:      Empire Resorts, Inc.
         Form 10-K for the year ended December 31, 2005
         Commission File Number: 001-12522
         ---------------------------------

Ladies and Gentlemen:

We  acknowledge  receipt of the letters of comment  dated April 20, 2006 and May
24, 2006 from the Securities and Exchange Commission.  The following reflect our responses  to the  letter  dated May 24,  2006 (the  "Commission  Letter").  The section and page number references below refer to our annual report on Form 10-K for the fiscal  year ended  December  31,  2005  filed with the  Securities  and
Exchange  Commission  on March 30, 2006.  The responses are numbered to coincide with the numbering of the comments in the Commission Letter.

NOTE B - IMPAIRMENT OF LONG LIVED ASSETS, PAGE 54.

2.    REFER TO OUR PREVIOUS COMMENTS 8 AND 9. WE NOTE THAT YOU RECOGNIZED $14.3
      MILLION OF IMPAIRMENT ON YOUR DEFERRED DEVELOPMENT COSTS DURING FISCAL
      2005, AND THAT YOU HAD A BALANCE REMAINING OF $5.6 MILLION IN DEFERRED
      DEVELOPMENT COSTS AT DECEMBER 31, 2005 PER YOUR BALANCE SHEET. YOUR
      RESPONSES TO OUR PREVIOUS COMMENTS 8 AND 9 INDICATE THAT THIS BALANCE IS
      RELATED TO ONE PROJECT "FOR WHICH THE REGULATORY REVIEW PROCESS IS WELL
      ADVANCED." THE ADDITIONAL DISCLOSURE PROPOSED IN COMMENT 9 DOES NOT
      PROVIDE THE TYPE OF TRANSPARENCY NECESSARY GIVEN THE SIGNIFICANCE OF THE
      IMPAIRMENT CHARGES TAKEN DURING 2005, THE BALANCE REMAINING AT DECEMBER
      31, 2005, AND THE REMAINING COMMITMENT. AS SUCH, PLEASE REVISE YOUR
      DISCLOSURE TO PRESENT, FOR EACH PERIOD AN INCOME STATEMENT IS PRESENTED,
      BY TRIBE, A ROLLFORWARD OF THE AMOUNTS INCLUDED IN DEFERRED DEVELOPMENT
      COSTS IN YOUR BALANCE SHEET. THIS ROLLFORWARD SHOULD BE ACCOMPANIED BY
      DISCLOSURE INDICATING THE SPECIFIC USE OF THE AMOUNTS FUNDED, THE
      REMAINING FUNDING COMMITMENT TO EACH TRIBE, AND THE STATUS OF AND EXPECTED
      COMPLETION DATE OF SUCH DEVELOPMENT AT THE LATEST BALANCE SHEET DATE.

--------------------------------------------------------------------------------
                                                Deferred Development Cost at
              Tribe or Project                          December 31,
--------------------------------------------------------------------------------
                                              2005          2004         2003
--------------------------------------------------------------------------------
   Seneca-Cayugas - costs incurred with                   1,183,882
   respect to project development
--------------------------------------------------------------------------------
   Cayuga Nation - value of common                        3,890,000    2,440,000
   shares issued to Tribe as part of
   general development agreement
--------------------------------------------------------------------------------
   Cayuga Nation - costs incurred with
   respect to project and advances to
   Tribe for establishment and initial
   operations of tribal gaming
   authorities                                            8,360,255    2,111,000
--------------------------------------------------------------------------------
   Mohawks - costs incurred with respect
   to project and advances to Tribe for
   establishment and initial operations
   of tribal gaming authorities             5,558,000
--------------------------------------------------------------------------------
   Other Projects                                           285,863
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
               Total                        5,558,000    13,720,000    4,551,000
--------------------------------------------------------------------------------

In connection  with our  development  project with the St. Regis Mohawk Tribe we have agreed to make  payments to the tribe to support  operations  of the Tribal
Gaming Authority and will provide technical assistance,  payment of professional and legal  consultants  and other support as we seek the necessary  licenses and approvals to commence  construction.  Our payments to the tribe are estimated to be approximately $29,000 per month in 2006.

3.    AS A RELATED MATTER, YOUR RESPONSE TO OUR PREVIOUS COMMENT 8 INDICATES
      THAT YOU DO NOT BELIEVE IT IS APPROPRIATE TO APPLY "SOPHISTICATED
      QUANTITATIVE TECHNIQUES" TO DETERMINE WHETHER IMPAIRMENT EXISTS. IT IS
      UNCLEAR FROM THIS RESPONSE HOW YOU PERFORM THE ANNUAL IMPAIRMENT TEST AS
      REQUIRED BY SFAS 144. SUPPLEMENTALLY CLARIFY AND REVISE YOUR DISCLOSURE TO
      INCLUDE A DETAILED DISCUSSION OF HOW SUCH IMPAIRMENT TEST IS PERFORMED.
      GIVEN THE SIGNIFICANCE OF IMPAIRMENT CHARGES TAKEN, THIS DISCLOSURE SHOULD
      INCLUDE THINGS LIKE PROJECT START DATES, REVENUE ASSUMPTIONS, DISCOUNT
      RATES, PROBABILITY OF SUCCESS, OR OTHER MEASURES YOU FEEL ARE APPROPRIATE.

The reference to "sophisticated quantitative techniques" in our earlier response was directed to the subject of the nature of the  forecasts of future cash flows for the projects  covered by our provision for  impairment.  During 2005,  there were  dramatic  changes in the legal and  political  environment  affecting  the development  of projects like these in New York State.  As a result of these and other circumstances,  our analysis at December 31, 2005 led us to the conclusion that,  despite the significant  potential income from this type of project,  the probability of our realizing that potential  income had become  virtually  zero.
Accordingly,  when  applying  that  probability,  the net  present  value of the potential  future cash flows was  negligible  and did not support the  continued
deferral.

                                       2

As to the  remaining  amount  deferred at December 31,  2005,  we believe that a conservative  estimate  of our future cash flows from that  project  could be as high  as  $450  million.  Accordingly,  even  the  application  of  a  very  low probability  to that outcome  would yield a net present value  significantly  in excess  of the  deferred  costs  associated  with  the  project  and our  future contractual obligations in connection with it.

NOTE L - STOCK OPTIONS AND WARRANTS, PAGE 69.

4.    WE NOTE FROM YOUR RESPONSE TO OUR PREVIOUS COMMENT 11 THAT, ON JANUARY 9,
      2003 THE OPTIONS WITH AN EXERCISE PRICE OF $17.49 AND THREE-YEAR VESTING
      WERE CANCELLED AND REPLACED WITH OPTIONS EXERCISABLE AT $2.12 VESTING
      IMMEDIATELY. IT APPEARS THAT THESE MODIFICATIONS THAT REDUCED THE EXERCISE
      PRICE WOULD BE ACCOUNTED FOR UNDER VARIABLE ACCOUNTING TREATMENT AS
      PROVIDED FOR IN QUESTION 11(A) - PARAGRAPHS 38-48 OF FASB INTERPRETATION
      44 (FIN 44). IF YOU HAVE APPLIED VARIABLE ACCOUNTING, PLEASE TELL US THE
      AGGREGATE NET IMPACT (I.E. AMOUNT OF COMPENSATION EXPENSE) RECOGNIZED ON
      THESE SPECIFIC MODIFIED STOCK OPTIONS GRANTED TO MESSRS. BERMAN AND
      KANIEWSKI IN EACH OF THE LAST THREE FISCAL YEARS (2003-2005) AND PROVIDE
      APPROPRIATE DISCLOSURE IN THE NOTES FOR THIS ACCOUNTING TREATMENT AND
      FINANCIAL STATEMENT IMPACT, ACCORDINGLY. OTHERWISE, IF NECESSARY, PLEASE
      AMEND THE FISCAL 2005 FORM 10-K TO REVISE THE FINANCIAL STATEMENTS TO
      ACCOUNT FOR THESE MODIFIED STOCK OPTIONS ISSUED AS A REPLACEMENT TO THE
      CANCELLED ORIGINAL STOCK OPTIONS AND GRANTED AT A REDUCED EXERCISE PRICE
      UNDER VARIABLE ACCOUNTING. PLEASE ADVISE AND REVISE, ACCORDINGLY. IF YOU
      BELIEVE THAT THE ACCOUNTING FOR THE MODIFIED STOCK OPTIONS SHOULD BE
      ACCORDED DIFFERENT TREATMENT AS STATED ABOVE, PLEASE TELL US THE SPECIFIC
      LITERATURE YOU RELIED UPON AND EXPLAIN TO US HOW YOU RECORDED THE
      MODIFICATION OF SUCH OPTIONS. WE MAY HAVE FURTHER COMMENT ON YOUR
      RESPONSE.

FASB  Interpretation  No. 44 ("FIN 44") only  applies to  Accounting  Principles
Board ("APB") No. 25 and has no application to Statement of Financial Accounting
Standards  ("SFAS")  No. 123  (pursuant  to  paragraph 1 of FIN 44). The Company adopted  SFAS No.  123 as of January 1, 2003 and fair  valued  the  options.  In addition,  as a result of the reverse  merger that occurred on January 12, 2004, the Statements of Operations,  Stockholders  Deficit and Cash Flows for the year ended  December 31, 2003  represent  the accounts of Catskill  Development,  LLC only.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings,  that staff comments or changes to disclosures in response  to staff  comments do not  foreclose  the  Commission  from taking any action  with  respect to the  filings  and the  Company  will not  assert  staff comments  as a defense in any  proceeding  initiated  by the  Commission  or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ronald J. Radcliffe
Ronald J. Radcliffe
Chief Financial Officer

                                       3